NEWS RELEASE

For Immediate Release May 24, 2007
TSX Venture Symbol: BKS

Berkley provides update on Senex

CALGARY, ALBERTA – May 24, 2007 – Berkley Resources Inc. (“Berkley” or the “Company”) is pleased to provide an update on its Senex project.

In February 2007 the Company was granted approval by Energy Utilities Board to carry out a water injection program into the middle Devonian formation at Senex. Berkley currently has 13 wells drilled into this middle Devonian formation and has been injecting approximately 1,000 bbls of water per day since the third week of February.  The Company’s first water injection well targets the stimulation of 6 wells. The Company is seeing good response from the water injection program.  One test well has increased oil production from 9BOE/d to as high as 70BOE/d.  The Company expects to complete pressuring up this first area by the beginning of June and should commence production from all 6 wells shortly thereafter. Berkley estimates a total minimum production of 420bbls/day from these wells, which would net Berkley 90BOE/d.  With the success of this water flood program the Company and its partner have delineated two more water injection opportunities, which will affect the remaining wells.  The return on these wells is almost immediate with most of the costs already incurred. The water flood program is also important as it relates to the Company’s reserve report. Berkley received no value for this middle Devonian formation on its recently completed reserve report, but with a successful completion of the water flood, it will allow the Company to update the reserve report in September.   The Company believes that a possible resource potential of a minimum of 60 million barrels (40 API oil) is identifiable in this formation.

In addition to our middle Devonian program, our partners, OneFour Energy, continued the work of optimizing production from our Keg River wells. We expect an additional 10 to 20% production in Q2 and stable production thereafter. The Company also intends to drill 4 Keg River wells in the fall drilling program. Berkley has also been notified, by our partner, that the 3-6 well originally indicated as wet in the Keg River may in fact turn out to be productive. OneFour Energy carried out a study and believes that by perforating the lower portion of the same zone that this well will produce with very low water cuts.

The term barrels of oil equivalent “BOE” may be misleading, particularly if used in isolation. The BOE conversion ratio used by Berkley of 6 mcf: 1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. All BOE conversions herein are derived by converting gas to oil in the ratio of six thousand cubic feet of gas equals one barrel of oil.

This information contains forward-looking statements (forecasts) under applicable securities laws. Forward-looking statements are necessarily based upon assumptions and judgments with respect to the future including, but not limited to, the outlook for commodity markets and capital markets, the performance of producing wells and reservoirs, and the regulatory and legal environment. Many of these factors can be difficult to predict. As a result, the forward-looking statements are subject to known or unknown risks and uncertainties that could cause actual results to differ materially from those anticipated or implied in the forward-looking statements.

Berkley Resources Inc. is a Junior Oil & Natural Gas exploration, development and production company based in Calgary, Alberta. The Company’s operations are focused in Western Canada. Berkley's shares are listed for trading on the TSX Venture Exchange under the symbol BKS
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For further information please contact:

Lindsay Gorrill, President
Berkley Resources Inc.
2424 4th Street, Suite 400

Calgary, Alberta T2S 2T4
Cell: 208-755-6989
t.403.237.6211/f.403.244.7806
lgorrill@berkleyresources.com

www.berkleyresources.com

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.